Filed by JATT Acquisition Corp

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: JATT Acquisition Corp

Commission File No.: 001-40598

Date: August 30, 2022

Explanatory note: the following article appeared in the In Vivo online magazine on August 22, 2022.

25/08/2022, 09:24 Does The SPAC Have A Future In Biopharma? :: In Vivo https://invivo.pharmaintelligence.informa.com/IV146675/Does-The-SPAC-Have-A-Future-In-Biopharma 1/4 This copy is for your personal, non-commercial use. For high-quality copies or electronic reprints for distribution to colleagues or customers, please call +44 (0) 20 3377 3183 Printed By Chloe Kent Does The SPAC Have A Future In Biopharma? Special Purpose Acquisition Companies Can Speed Up Going Public, But There Are Risks by Chloe.Kent@informa.com Executive Summary Special purpose acquisition companies can bring biopharma frms to market faster than a traditional initial public offering, but frequent failures and increased scrutiny from the US Securities and Exchange Commission mean their heyday in the life sciences space is arguably over. For biopharmaceutical companies looking to go public, merging with a special purpose acquisition company can be an appealing alternative to the ‘traditional’ initial public offering process. Rather than teaming up with an underwriter to start selling its shares on a public exchange for the frst time, a frm can merge with a publicly listed shell company – the SPAC. But following the SPAC boom of 2020 and 2021, when dozens of SPACs launched and began their search for a partner, the bubble seems to have fnally burst. SPACs launch IPOs to raise money which they hold in trust until they fnd another entity to merge with, a process known as a de-SPAC. The company which has merged with the SPAC then uses its cash to fund its operations and takes over its stock market listing, going public while bypassing the rigmarole of a traditional IPO. If a SPAC does not identify an organization to merge with within two years of its IPO, funds raised are returned to shareholders. 22 Aug 2022 ANALYSIS Chloe Kent Source: Shutterstock

25/08/2022, 09:24 Does The SPAC Have A Future In Biopharma? :: In Vivo https://invivo.pharmaintelligence.informa.com/IV146675/Does-The-SPAC-Have-A-Future-In-Biopharma 2/4 Read the full article here ❯ SPACs Surge In 2020 By Ben Comer 15 Feb 2021 Despite the COVID-19 chaos felt by many industries in 2020, biopharma IPOs recorded a banner year – including a marked rise in the use of special purpose acquisition companies (SPACs), also known as blank check companies.  The pathway has clear appeal for more high-risk companies which could be years away from generating consistent revenue, such as frms involved in niche drug development felds. These organizations may struggle to convince traditional IPO investors to commit to their cause, while still standing to beneft from the bolstered profle and increased investment opportunities that come with public status. The sudden SPAC boom of 2020 and 2021 saw more than $80bn raised in the former year and more than $160bn raised in the latter. In 2019, SPACs raised less than 9% of what they raised in 2021. But in 2022 the trend appears to ground to a halt. Hogan Lovells partner Barry Burgdorf told In Vivo that there "were zero SPACs that hit the market in July 2022 and that is a signifcant drop-off, because most people estimate there were about 600 SPACs formed in 2020 and 2021.” Around 70 SPACs have gone public thus far in 2022, down from almost 400 this time last year, leaving the life sciences industry questioning whether the process is still a viable pathway for biopharma companies. Luke Marshall, life science sales director at Donnelley Financial Solutions, believes that it is. “The SPAC as an asset class is still a functional path for biopharma companies to go public, but its reputation has been tainted due to poor performance of companies that have listed via a SPAC merger, increased regulatory scrutiny by the US Securities and Exchange Commission, high redemption rates by initial SPAC IPO investors, all of which have been exacerbated by weakness in the equity markets.” More than 600 SPACs are currently looking for targets, and many are about to run up against their two-year merger deadlines from Q4 onwards. As Burgdorf explained: “For a life sciences company looking for an exit there is a lot of capital available out there in these existing SPACs that may be  hunting for targets.” SPAC Success Pre-2020, SPACs were rarely picked as a route to the public exchange, apart from by companies that might struggle to overcome investor scrutiny when attempting to launch an IPO. With the onset of the COVID-19 pandemic, however, attitudes to SPACs began to shift – alongside individuals grounded in big business, public fgures such as Jay-Z, Serena Williams and Shaquille O’Neal were suddenly queuing up to jump on the SPAC bandwagon. Someit Sidhu, CEO of SPAC JATT Acquisition, said: “I think the 2020/21 SPAC boom was just a refection of where the markets were at the time, and now we’re on the other side of that so we’re seeing depressed valuations and a market that’s not acting as kindly as it once was. Now the challenge for a lot of SPACs is getting that process completed end-to-end.” JATT recently struck a deal worth $215m to create NYSE-listed biotechnology company Zura Bio Limited. Zura is a UK-based biotech business that is now advancing an antibody treatment to tackle alopecia. “Thus far, things have been going well. Our experience may also be unique as we have strong support from both JATT and Zura investors, and some of the JATT team are also committed to joining Zura on the close of the transaction,” remarked Zura Bio CEO Oliver Levy.

25/08/2022, 09:24 Does The SPAC Have A Future In Biopharma? :: In Vivo

He added: "This has been the preferred route for us; the advantage of our specific deal is not only the committed capital that the deal brings, but also the team members that will be joining the business as part of the transaction. Given our confidence in our clinical programs, we also believe that we can create the most value as a public company and this unique SPAC deal presented the most timely and efficient path toward that goal."

Investors Reassess SPAC Risks

But for every SPAC success story there seems to be another organization that sees the go-public-quick scheme blow up in its face. Several high-profile SPAC failures, both inside and outside of biopharma, have sullied the reputation of the whole operation. (Also see "Finance Watch: SPACs Lose Their Luster As Difficulties Mount" - Scrip, 18 Jan, 2022.)

UK microbiome-based drug developer 4D Pharma Plc recently became one of the biopharma industry's latest SPAC casualties, as the NASDAQ-listed company went into administration on 24 June. (Also see "4D Pharma Is Latest Biotech Casualty After Creditor Calls Time" - Scrip, 29 Jun, 2022.) This was just 18 months after it was listed following a $37.6m merger with a SPAC in February 2021. (Also see "4D Pharma Joins The SPAC Trend To Fund Its Keytruda-Boosting Biotherapeutic" - Scrip, 16 Feb, 2021.)

The company agreed a senior secured credit facility of up to $30m with Oxford Finance in July last year, starting with an initial $12.5m sum, but failed to meet the necessary terms to qualify for further payments. It finished its financial year with losses of £54.7m ($61.4m) and only £15.5m in cash.

Biopharma companies also make up three out of the ten most short-lived SPAC deals of the year so far, as identified by *Reuters*.

Natural killer cell therapy developer Cytovia Therapeutics, Inc., which merged with Isleworth Healthcare Acquisition Corp., represented one of the shortest-lived SPAC deals of 2022. The firm went public in a $325m deal in April but was listed for only 65 days before withdrawing from the market. Aerami Therapeutics, a biopharma focused on the development of inhaled therapies for severe respiratory diseases, terminated its planned $250m merger with a SPAC known as FoxWayne Enterprises Acquisition Corp with 87 days between announcement and withdrawal. (Also see "Finance Watch: Biopharma IPO Market Silence Continues In The US" - Scrip, 15 Mar, 2022.) Meanwhile, UK psychedelic drug developer Eleusis Holdings pulled out of its $1.32bn deal with SPAC Sports Ventures Acquisition Corp 142 days from announcement.

SPAC Mergers Are Viable Funding Tools, But The Test Is Yet To Come

By Mandy Jackson

24 Nov 2021

Dozens of health care-focused special purpose acquisition corporations have gone public during the past two years but many biopharma firms that have merged with SPACs have not performed well to date, raising the question of how long the SPAC boom will last.

Read the full article here ›

Cases such as these have created an environment where faith in the SPAC model, from both companies and investors, has come under strain.

SEC Puts Its Foot Down

The shaky ground on which SPACs currently stand has prompted the US SEC to propose new rules around their regulation. SEC chairman Gary Gensler said: "For traditional IPOs, Congress gave the SEC certain tools, which I generally see as falling into three buckets: disclosure; standards for marketing practices; and

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25/08/2022, 09:24 Does The SPAC Have A Future In Biopharma? :: In Vivo

gatekeeper and issuer obligations. Today's proposal would help ensure that these tools are applied to SPACs."

As SEC commissioner Caroline Crenshaw explained in a public statement: "A typical SPAC is a complex structure. It can include several sophisticated participants with differing and sometimes competing incentives, contingent compensation and fee structures, offerings with a mix of equities and derivatives in the form of warrants or rights, rights that allow investors to redeem their shares but still vote in favor of a merger and later-stage capital infusions. Those characteristics can, and often do, raise conflict of interest concerns, among others."

The proposed new rules would mandate the following key changes for SPACs:

Enhanced disclosures and additional investor protections in SPAC IPOs and in business transactions between SPACs and private operating companies.

Addressing the treatment of business combination transactions involving the reporting of a shell company under the Securities Act of 1993, alongside amending the financial statement requirements applicable to transactions involving shell companies.

Additional guidance on the use of projections in SEC filings to address concerns about SPAC reliability.

SPACs to be assisted in assessing when they may be subject to regulation under the Investment Company Act of 1940.

The proposed new rules could be both a blessing and a curse for the SPAC space. While they could benefit both investors and companies in the long run by weeding out less viable deals and creating a more sophisticated market, increased scrutiny could ultimately hamper the market in the short term as SPACs and their targets are forced to get to grips with new legislation.

A Future Comeback May Be Possible

Alongside a damaged reputation and looming SEC intervention, the conditions of the market simply aren't what they were two years ago. Rising inflation and warnings of a long recession mean investors are being much more cautious with their cash, and there's little appetite for financial risk. SPAC redemptions – that is, investors withdrawing their money from the SPAC for a pro rata sum of the entity's funds before it completes a de-SPAC transaction – have also been on the rise this year.

"When the market was positive, SPACs were something that people were interested in launching and the benefit of launching a SPAC was greater than the potential downsides, said JATT Acquisition's Sidhu. "Now, I think we're on the other side of that, where people are thinking twice around this transaction and around the SPAC dynamic as a whole."

Just because the SPAC trend may have come to a close, that doesn't mean that there's no future for this particular business model. If biopharma firms looking to go public are able to find the right SPAC partner for them, there's every chance the transaction will still be able to create considerable value, regardless of the difficulties faced by their competitors.

"It's like all these financial trends – they're cyclical, so you reach a saturation point," said Burgdorf. "An enormous amount of capital has been soaked up and put into SPACs, so now it's up to the SPACs to go out and create the value that they're trying to get. If the markets prove this to be a viable strategy and these SPACs are able to create value through this vehicle, then years down the road there might be another wave of SPAC formation."

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